Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For January 3, 2006

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

NEWS RELEASE

Gallaher completes acquisition of CITA

Gallaher Group Plc announces that, following receipt of regulatory clearances from competition authorities, it completed the acquisition of CITA Tabacos de Canarias SL and its group companies (“CITA”) on 2nd January 2006. As part of the transaction, Gallaher has acquired Tabacos Canary Islands SA and Tabacos La Nubia SL.

3rd January 2006

For further information, contact:

Claire Jenkins, director, investor relations	Tel: 01932 859 777

Anthony Cardew, Cardew Group	Tel: 020 7930 0777

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Jacky Stockman
	Name:	Jacky Stockman
Date: January 3, 2006	Title:	Programme Manager, Investor Relations